SAG Holdings Limited

14 Ang Mo Kio Street 63

Singapore 569116

September 26, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention: Scott Anderegg

Re:	SAG Holdings Limited
Amendment No. 20 to Registration Statement on Form F-1
File No. 333-267771

Ladies and Gentlemen:

SAG Holdings Limited (the “Company”) has submitted the Company’s Amendment No. 21 to Registration Statement on Form F-1 today to respond to the comment of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated September 26, 2024 with respect to the Company’s Registration Statement, as noted above. The text of the Staff’s comment is set forth below, followed by the Company’s response.

Amendment No. 20 to Registration Statement on Form F-1

General

1.	Please refer to Exhibit 5.1. Please have company counsel revise the legal opinion to cover the registered public offering and resale offering. In this regard, we note that most recent legal opinion dated June 14, 2023 is dated and doesn’t cover the current offerings and specifically the resale offerings. Please revise as applicable.

We have filed an updated Exhibit 5.1 that covers the current offerings and resale offerings.

If you have any questions regarding this response, please direct them to our counsel David Ficksman at 310-789-1290 or dficksman@troygould.com or Joilene Wood at 415-305-4651 or jwood@troygould.com.

Sincerely,

SAG Holdings Limited

/s/ Jimmy Neo
By:	Jimmy Neo
Chief Executive Officer & Executive Director

cc:	David L. Ficksman
R. Joilene Wood